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                          November 15, 2023

       David A. Gonyer, R.Ph.
       Chief Executive Officer and Director
       Evoke Pharma, Inc.
       420 Stevens Avenue, Suite 230
       Solana Beach, CA 92075

                                                        Re: Evoke Pharma, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 9,
2023
                                                            File No. 333-275443

       Dear David A. Gonyer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Anthony Gostanian, Esq.